

December 2, 2011

<u>Via E-mail</u>
Mr. Todd E. Simpson
Chief Financial Officer
Seattle Genetics, Inc.
21823 30th Drive, SE
Bothell, WA 98021

> **Re:** **Seattle Genetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 0-32405**

Dear Mr. Simpson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-Q for the quarter ended September 30, 2010</u>

<u>Note 1. Basis of Presentation and summary of significant accounting policies</u>

<u>Inventories, page 6</u>

1. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of ADCETRIS-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the

cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

Collaboration and license agreement revenue, page 7

2. Please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosures required by ASC 605-28-50-2.c. and d.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Product Sales, page 15

3. Please provide us proposed disclosure to be included in MD&A in future periodic reports that discloses the following:

- the nature and amount of each accrual related to product returns, chargebacks, rebates and other discounts and allowances, distribution fees and financial assistance at the balance sheet date.
- the factors that you consider in estimating each accrual, such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
- both quantitative and qualitative information considered in the previous bullet point and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).
- a roll forward of each accrual for each period presented showing the following:
    - Beginning balance,
    - Current provision related to sales made in current period,
    - Current provision related to sales made in prior periods,
    - Actual returns or credits in current period related to sales made in current period,
    - Actual returns or credits in current period related to sales made in prior periods, and
    - Ending balance.
- the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances, distribution fees and financial assistance, including the effect that changes in your estimates of these items had on your revenues and operations for the period to period revenue comparisons.

<u>Liquidity and Capital Resources, page 19</u>

4. Please disclose the expected effect on your results of operations and financial position related to the post-approval clinical studies required by the FDA.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

         Sincerely,

         /s/ Jim B. Rosenberg

         Jim B. Rosenberg
         Senior Assistant Chief Accountant